SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Extract and Translation of Notice of Amendments to the Articles of Incorporation made public May 12, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 25, 2006	By	/s/ Yukio Yanase

Yukio Yanase
Director
Deputy President
ORIX Corporation

May 12, 2006

ORIX Corporation

Notice of Amendments to the Articles of Incorporation

Tokyo, Japan—May 12, 2006—ORIX Corporation (TSE: 8591; NYSE: IX, Main office: Minato-ku Tokyo, President: Yasuhiko Fujiki), a leading integrated financial service group, announced that, at the Board of Directors meeting held on May 12, 2006, it has resolved to propose for resolution at its 43rd Annual General Meeting of Shareholders which is scheduled to be held on June 20, 2006 the amendment of its articles of incorporation (hereinafter referred to as the “Articles of Incorporation”) as set forth below.

Please note that this English language version of the Notice of Amendment to the Articles of Incorporation is only an extract and translation of the Japanese language original.

1. Reason for Amendment

In conjunction with the Company Law (Law No. 86 of 2005), the Law Concerning Conformation Etc. of Related Laws in Conjunction with the Implementation of the Company Law (Law No. 87 of 2005) and the Company Law Implementation Regulations (Ministry of Justice Regulation No. 12 of 2006) etc. (hereinafter referred to as the “Company Law Etc.”) becoming effective on May 1, 2006, the whole Articles of Incorporation have been reconsidered.

The proposed amendments that alter substantively the content of the Articles of Incorporation are the five (5) matters indicated below:

The other proposed amendments to the Articles of Incorporation are to conform (by addition, deletion and moving articles, and revising expressions and amending article references in accordance therewith) the provisions of the Articles of Incorporation with the systems, structure and expressions changed by the Company Law Etc. The basic intent of such amendments is to accurately reflect the structure of chapters, etc. and expressions of terminology used in the provisions of the Company Law Etc.

(1) Addition and Deletion of Purposes of Business

Amendments have been proposed to add and delete certain purposes of ORIX CORPORATION’s business in light of the current status of business activities conducted by ORIX CORPORATION (herein after referred to as the “Company”) and its subsidiaries.

(Relating to Article 2 of the proposed amended Articles of Incorporation)

(2) Adoption of New Provisions concerning Rights of Shares Less of than One Unit

In conjunction with the Company Law Etc. allowing the rights of shares less than one Unit to be limited to the extent provided by the applicable laws and ordinances and the articles of incorporation, and for the purpose of encouraging the transition to a Unit share, it is intended that new provisions limiting the rights of shares less than one Unit, other than such rights relating to rights to self-interest, will be adopted into the Articles of Incorporation.

(Relating to Article 6 of the proposed amended Articles of Incorporation)

(3) Adoption of New Provisions Concerning Provision of the Reference Documents Etc. for the General Meeting of Shareholders through the Internet

In conjunction with the Company Law Etc. providing that the disclosure of the reference documents etc. for the General Meeting of Shareholders shall be deemed to have been made if disclosed through use of the internet, and for the purpose of providing such information in a manner that is convenient for the shareholders, it is intended that new provisions in relation thereto will be adopted into the Articles of Incorporation.

(Relating to Article 13 of the proposed amended Articles of Incorporation)

(4) Addition of Provisions Concerning General Meeting of Shareholder Resolution to Remove Directors

Under the old Commercial Code, the removal of a director required a special resolution by a General Meeting of Shareholders. The Company Law Etc. has made the voting requirement for removal of a director the same as the voting requirement to elect a director. The Articles of Incorporation provides that a resolution for the election of a director may be made at a General Meeting of Shareholders at which shareholders holding one third (1/3) or more of the relevant voting rights attend. In that regard, for the purpose of conforming the voting as well as the quorum requirement of General Meetings of Shareholders concerning removal of a director to the requirements concerning election of a director, the appropriate amendments are proposed to be made.

(Relating to Article 17 of the proposed amended Articles of Incorporation)

(5) Adoption of New Provisions Concerning Abbreviation of Board of Directors Resolution

In conjunction with the Company Law Etc. providing that a company may deem that a resolution of the Board of Directors had been made without holding a meeting of the Board of Directors when all directors express their intentions to consent to a certain proposal in writing or electromagnetic record form, for the purpose of enabling the Company to make timely decisions, the appropriate new provisions are proposed to be adopted.

(Relating to Article 22 of the proposed amended Articles of Incorporation)

2. Contents of amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)

Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended	Reasons for amendment

CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS

Article 2 (Purpose) The purpose of the Company shall be to engage in the following businesses:	Article 2 (Purpose) The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types	(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types	This is to repeal the use of Chinese character in expression of “and” or its equivalent throughout the Articles of Incorporation.

(2) lease, purchase and sale, ground preparation, development, maintenance and management of real property	(2) lease, purchase and sale, ground preparation, development, maintenance and management of real property

(3) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business	(3) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

(4) holding, investment in, management, purchase and sale of securities	(4) holding, investment in, management, purchase and sale of securities
(5) holding, management, purchase and sale of mortgage certificates	[Deleted]	This is to make deletion in light of the current status of business activities conducted by the Company. [1. Reasons for Amendment (1)]

(6) business of investment in and sale of commodities, and advisory service business relating to investment in commodities	(5) business of investment in and sale of commodities, and advisory service business relating to investment in commodities

(7) — (9) [Omitted]	(6) — (8) [No Change]

(10) acting as an agent for collection of money and for calculation work of enterprises	(9) acting as an agent for collection of money and for calculation work of enterprises

(11) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.	(10) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.

(12) water transport, road transport of cargo, and warehousing	(11) water transport, road transport of cargo, and warehousing

[New Provisions]	(12) transport business using cargo	This is to add the purpose of business conducted by subsidiaries of the Company. [1. Reasons for Amendment (1)]

(13) contracting for construction and civil engineering, and design and supervision thereof	(13) contracting for construction and civil engineering, and design and supervision thereof

(14) planning, developing and contracting for lease and sale of intangible property rights such as copyrights, industrial property rights, etc.	(14) planning, developing and contracting for lease and sale of intangible property rights such as copyrights, industrial property rights, etc.

(15) information services, telecommunications, advertising and publishing business	(15) information services, telecommunications, advertising and publishing business

(16) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business	(16) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business

(17) — (19) [Omitted]	(17) — (19) [No Change]

(20) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products	(20) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

(21) generation of electric power and supply of electricity	(21) generation of electric power and supply of electricity

(22) brokerage, agency, investigation and consulting services for business relating to any of the preceding items	(22) brokerage, agency, investigation and consulting services for business relating to any of the preceding items, and pension consulting service	This is to clarify the business activity in light of the current status of business activities conducted by the Company.

(23) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance	(23) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance

(24) [Omitted]	(24) [No Change]

(25) [Omitted]	(25) [No Change]

(26) any and all businesses related to any of the preceding items	(26) any and all businesses incidental or related to any of the preceding items	This is to make the expression more appropriate.

Article 3 (Head Office) The head office of the Company shall be located in Minato-ku, Tokyo.	Article 3 (Head Office) The head office of the Company shall be located in Minato-ku, Tokyo.

Article 4 (Method of Public Notice) Public notices by the Company shall be published in the “Nihon Keizai Shinbun”, published in Tokyo and Osaka City.	[Moved to Article 37 of Proposed Amended Articles of Incorporation]	This is to conform to the description in the Company Law.

Article 5 (Exceptional Rules Concerning Company with Committees)

The Exceptional Rules Concerning Company with Committees provided in Chapter 2, Section 4 of the Law Regarding Exceptional Rules of Commercial Code Concerning Auditing, Etc. of Stock Corporations (hereinafter referred to as the “Law Regarding Exceptional Rules of Commercial Code”) shall be applied to the Company.

	[Deleted]	This is to make deletion in order to conform to the provisions of the Company Law.

CHAPTER II. SHARES	CHAPTER II. SHARES

Article 6 (Total Number of Shares)	Article 4 (Total Number of Shares Authorized to be Issued)	This is to conform to the description in the Company Law.

The total number of shares authorized to be issued by the Company shall be 259,000,000. Provided, that in case any shares have been cancelled, the number of shares corresponding to those cancelled shares be deducted from the above total number of shares to be issued by the Company.	The total number of shares authorized to be issued by the Company shall be 259,000,000.	The sentence starting from “Provided” is to be deleted because such provision has become unnecessary due to the Company Law.

Article 7 (Purchase of Own Stock) The Company may purchase own stock by resolution of the Board of Directors in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan.	[Deleted]	This is to make deletion in order to conform to the provisions of the Company Law. (Acquisition of own stock to be in accordance with Article 34 of the proposed amended Articles of Incorporation.)

Article 8 (Number of Shares that Constitute One Unit)	Article 5 (Number of Shares that Constitute One Unit )
Ten (10) shares of the Company shall constitute one (1) Unit of shares.	In relation to the shares issued by the Company, ten (10) shares of the Company shall constitute one (1) Unit with which a shareholder may exercise one (1) vote at a General Meeting of Shareholders.

Article 9 (Non-Issuance of Share Certificate Representing Less than One Unit)	[Moved to Article 9 of Proposed Amended Articles of Incorporation]	This is to conform to the description in the Company Law.

The company shall not issue a share certificate pertaining to a number of shares constituting less than one (1) Unit.

[New Provisions]

Article 6 (Rights of Shares Less than One Unit)

A shareholder of the Company (including a Substantial Shareholder; hereinafter the same) may not, in relation to the shares that it holds that are less than one (1) Unit, exercise shareholder’s rights in relation thereto other than the rights set forth below:

This is to limit the rights of shares less than one Unit, other than such rights relating to rights to self-interest, in conjunction with the Company Law Etc. allowing the rights of shares less than one Unit to be limited to the extent provided by the applicable laws and ordinances and the articles of incorporation, and for the purpose of encouraging the transition to a Unit share.
	(1) The rights set forth in each item of Article 189 Paragraph 2 of the Company Law;	[1. Reasons for Amendment (2)]

(2) The right to make demands pursuant to the provisions of Article 166 Paragraph 1 of the Company Law;

(3) The right to subscribe to Offering Shares and Offering Stock Acquisition Rights on a pro rata basis based upon the number of shares held by a shareholder; and

(4) The right to make the demands provided under the immediately following article.

Article 10 (Purchase Additional Shares Less Than One Unit)

A shareholder who holds shares less than one (1) Unit (including Substantial Shareholders; hereinafter the same) may demand, in accordance with the provisions of the Share Handling Regulations, that the Company sell to it the number of additional shares necessary to make the number of shares of less than one (1) Unit held by such shareholder, equal to one (1) Unit.

Article 7 (Demand for Sales by a Shareholder of Shares Less Than One Unit)

A shareholder of the Company may demand, in accordance with the provisions of the Share Etc. Handling Regulations, that the Company sell to it the number of additional shares necessary to make the number of shares of less than one (1) Unit held by such shareholder, equal to one (1) Unit.

This is to conform to the description in the Company Law.

Article 11 (Share Handling Regulations) The procedures and other matters relating to shares of the Company shall be in accordance with the Shares Handling Regulations.	[Moved to Article 9 of Proposed Amended Articles of Incorporation]

Article 12 (Transfer Agent) The Company shall have a transfer agent with respect to its shares.	Article 8 (Administrator of the Register of Shareholders) The Company shall have an Administrator of the Register of Shareholders.	This is to organize and amend the provisions of the Articles of Incorporation in conformity with those of the Company Law.

ii) The Company shall make public notices of the names and places of business of its transfer agents.	[Deleted]

iii) The Register of Shareholders, the Register of Substantial Shareholders and Register of Lost Share Certificates of the Company shall be kept at the place of business of the transfer agent. Registration for the change of shareholders, the purchase and additional purchase of shares constituting less than one (1) Unit, and other matters concerning shares, shall be handled by the transfer agent and shall not be handled by the Company.

ii) The Administrator of the Register of Shareholders shall, on behalf of the Company, create and keep the Register of Shareholders (including Register of Substantial Shareholders; hereinafter the same), Register of Lost Share Certificates and Register of Stock Acquisition Rights and otherwise perform matters concerning the Register of Shareholders, Register of Lost Share Certificates and Register of Stock Acquisition Rights. The Company shall not perform such matters.

[Moved from Articles 9 and 11 of Current Articles of Incorporation]

Article 9 (Issuance of Share Certificate and Shares Etc. Handling Regulations)

The Company shall issue share certificates pertaining to shares.

ii) Notwithstanding the provisions of the preceding paragraph, the Company shall not issue share certificate pertaining to shares constituting less than 1 (one) Unit, provided, however, that this shall not apply to the extent Shares Etc. Handling Regulations provide otherwise.

iii) The handling of shares and procedures for exercise of shareholders’ rights of the Company shall be in accordance with the Shares Etc. Handling Regulations as well as the applicable laws and ordinances and this Articles of Incorporation.

This is to organize the provisions relating to issuance of share certificate etc. and to amend for conformity with the provisions in the Company Law.

Article 13 (Record Date)

Those shareholders of the Company who are permitted to exercise their rights at an annual General Meeting of Shareholders concerning each fiscal year shall be those shareholders registered as having voting rights on the Register of Shareholders and the Register of Substantial Shareholders as of the end of the same fiscal year.

ii) Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders shall be registered as having voting rights on the Register of Shareholders or the Register of Substantial Shareholders in order to be able to exercise their rights at the annual General Meeting of Shareholders corresponding to such fiscal year. In such a case, two (2) weeks’ prior public notice shall be given as to the chosen date.

iii) In addition to the cases provided for in the preceding two paragraphs, whenever necessary, the Company may temporarily fix a record date, by giving two (2) weeks’ prior public notice.

[Moved to Article 12 of Proposed Amended Articles of Incorporation]

[New Provisions] [New Provisions] [New Provisions (to include Articles 29 and 41 of the current Articles of Incorporation)]

CHAPTER III. Organizations

Sub-Chapter 1 Organizations

ARTICLE 10. (Organizations)

The Company shall have the following organizations:

(1) General Meeting of Shareholders;

(2) Directors;

(3) Board of Directors;

(4) Nominating Committee, Audit Committee and Compensation Committee;

(5) Executive officers and representative executive officers; and

(6) Accounting auditor

This is to clearly state the provisions relating to the organizations of the Company based on the provisions in the Company Law.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS	Sub-Chapter 2. GENERAL MEETING OF SHAREHOLDERS

Article 14 (Holding of General Meeting of Shareholders)

An annual General Meeting of Shareholders shall be held in June of each year and an extraordinary General Meeting of Shareholders shall be held whenever necessary.

Article 11 (Holding of General Meeting of Shareholders)

An annual General Meeting of Shareholders shall be convened within a certain term following the end of each fiscal year and held in June of each year, and an extraordinary General Meeting of Shareholders shall be held at any time whenever necessary.

This is to organize the provisions in conformity with the expressions in the Company Law.

ii) Notices convening an annual General Meeting of Shareholders or an extraordinary general meeting of shareholders shall be dispatched at least two (2) weeks prior to the date set for such meetings.	[Deleted]

This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The notice of convocation to be dispatched in accordance with the applicable laws and ordinances.)

[Moved from Article 13 of Current Articles of Incorporation]

Article 12 (Record Date for Exercise of Voting Rights)

Those shareholders of the Company who are permitted to exercise their voting rights at an annual General Meeting of Shareholders to be convened after the completion of each fiscal year shall be those shareholders registered or recorded as having voting rights on the Register of Shareholders as of the end of the same fiscal year.

ii) Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders shall be registered or recorded as having voting rights on the Register of Shareholders in order to be able to exercise their voting rights at the annual General Meeting of Shareholders. In such a case, two (2) weeks’ prior public notice shall be given as to the chosen date.

This is to organize the provisions in conformity with the provisions in the Company Law.

Article 15 (Convocation of General Meeting of Shareholders)

General Meetings of Shareholders shall be convened by a representative executive officer pursuant to a resolution of the Board of Directors meeting.

Article 13 (Authorized Person to Convene a General Meeting of Shareholders and Chairman Thereat)

General Meetings of Shareholders shall be convened by a director determined in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

This is to organize and amend the provisions in conformity with the provisions in the Company Law. (The provision concerning a chairman of General Meetings of Shareholders has been moved from Article 16 of Current Articles of Incorporation.)

ii) If there is more than one representative executive officer, the representative executive officer designated by resolution of the Board of Directors meeting shall convene General Meetings of Shareholders.	[Deleted]

iii) If the person determined in accordance with the preceding two paragraphs is unable to act, one of the other executive officers shall convene General Meetings of Shareholders in accordance with the order so designated in advance by resolution of the Board of Directors meeting.	ii) If the person determined in accordance with the preceding paragraph is unable to act, another director shall convene the General Meeting of Shareholders or act as a chairman, in accordance with the order so designated in advance by a resolution of the Board of Directors meeting.

[New Provision]	iii) The Company may deem that at the time of convocation of a General Meeting of Shareholders, information concerning the matters that should be contained or provided for in the reference documents for the General Meeting of Shareholders, business reports, financial statements and consolidated financial statements, audit reports and accounting audit reports, were provided to the shareholders by disclosing such information through use of the internet in accordance with applicable laws and ordinances.

This is provided in conjunction with the Company Law Etc. providing that the disclosure of the reference documents etc. for the General Meeting of Shareholders shall be deemed to have been made if disclosed through use of the internet and for the purpose of providing information in a manner that is convenient for the shareholders.

[1. Reasons for Amendment (3)]

Article 16 (Chairman of General Meeting of Shareholders)

A representative executive officer shall act as chairman of the General Meetings of Shareholders.

ii) The provisions of the second and third paragraphs of the preceding Article shall apply, mutatis mutandis, in the case of the preceding paragraph.

[Moved to Article 13 of the Proposed Amended Articles of Incorporation]

Article 17 (Method of Resolution)

Unless otherwise provided under applicable laws or ordinances or by the Company’s Articles of Incorporation, resolutions of the General Meetings of Shareholders shall be adopted by a majority of votes of shareholders present at the meetings.

Article 14 (Resolution of General Meeting of Shareholders)

Unless otherwise provided under applicable laws or ordinances or by the Company’s Articles of Incorporation, resolutions of the General Meetings of Shareholders shall be adopted by a majority of votes of the shareholders present at the meetings who are permitted to exercise their voting rights.

This is to conform to the description in the Company Law.

ii) The special resolution provided in Article 343 of the Commercial Code of Japan shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting at which shareholders who hold more than one-third of the voting rights held by all of the shareholders of the Company are present.	ii) The special resolution provided in Article 309 Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting at which shareholders who hold more than one-third of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the general meting of shareholders are present.

Article 18 (Vote by Proxy) [Omitted]	Article 15 (Vote by Proxy) [No Change]

Article 19 (Minutes of General Meeting of Shareholders)

The minutes of the General Meetings of Shareholders shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting, and of the directors and executive officers present; and the original thereof shall be kept at the head office for ten (10) years from the date of the resolution, and certified copies thereof shall be kept at the branches for five (5) years therefrom.

	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The minutes to be prepared and kept in accordance with the applicable laws and ordinances.)

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	Sub-Chapter 3. DIRECTORS	This is to provide “Directors” and “Board of Directors” in different Sub-chapters.

Article 20 (Number of Directors) There shall be no less than three (3) directors of the Company.	Article 16 (Number of Directors) There shall be no less than three (3) directors of the Company.	This is to conform to the description in the Company Law.

Article 21 (Election) Directors shall be elected at a General Meeting of Shareholders.	Article 17 (Election and Removal of Directors) Directors shall be elected and removed by a resolution of the General Meeting of Shareholders.

Under the old Commercial Code, the removal of a director required a special resolution by a General Meeting of Shareholders. The Company Law Etc. has made the voting requirement for removal of a director the same as the voting requirement to elect a director. The Articles of Incorporation provides that a resolution for the election of a director may be made at a General Meeting of Shareholders at which shareholders holding one third (1/3) or more of the relevant voting rights attend. In that regard, this is to conform to the quorum requirement of General Meetings of Shareholders concerning removal of a director to the requirements concerning election of a director

[1. Reasons for Amendment (4)]

ii) In case of the above election(s), shareholders representing not less than one third (1/3) of the number of voting rights of all shareholders shall attend such meeting.

ii) The resolution of the General Meeting of Shareholders for election and removal of directors in the preceding paragraph shall be adopted by a majority of the votes of the shareholders present at a meeting at which shareholders who hold one-third or more of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the general meting of shareholders are present.

iii) In case of election(s) of directors, cumulative voting shall not be used.	iii) In case of election(s) of directors, cumulative voting shall not be used.

Article 22 (Term of Office)	Article 18 (Term of Office of Directors)	This is to conform to the expression of the Company Law and to organize the provisions.
Directors’ terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after a director assumes office.	Directors’ terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of director.

ii) The terms of office of directors elected as replacement directors or due to the increase of directors shall expire when the terms of office of the other directors should expire.

ii) The terms of office of directors elected as directors, to replace a director that left the office prior to expiration of such director’s term of office, or due to the increase of directors, shall be until the terms of office of the other directors expire.

[Moved from CHAPTER IV of Current Articles of Incorporation]	Sub-Chapter 4. Board of Directors	This is to provide “Directors” and “Board of Directors” in different Sub-chapters.

Article 23 (Person who Convenes Meetings and Chairman)	Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman)	This is to conform to the expression of the Company Law and to organize the provisions.

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated by the Board of Directors, which director shall act as the chairman of the Board of Directors’ meetings.	Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

ii) If the person determined in accordance with the preceding paragraph is unable to act, the other directors shall convene the Board of Directors’ meetings and act as chairman, in accordance with the order they are so designated, by resolution of the Board of Directors meeting.

ii) If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

Article 24 (Notice for Convocation of Meetings)	Article 20 (Procedure for Convocation of Meetings of the Board of Directors)	This is to organize the provisions in conformity with the provisions of the Company Law.

Notices for convening Board of Directors meetings shall be dispatched to each director at least three (3) days prior to the date set for such meeting. Provided, however, that in case of emergency, the above period may be shortened.	The person convening the Board of Directors meetings shall, on or prior to third (3rd) days preceding the date of such Board of Directors meetings, send notice thereof to each director, provided, however, that in case of emergency, such period may be shortened.

[New Provisions]	ii) Notwithstanding the provisions of the preceding paragraph, if there is a unanimous consent of the directors, the Board of Directors may hold a Board of Directors meeting without taking the procedure for convocation of meeting.

Article 25 (Method of Resolution) Resolutions of the Board of Directors meetings shall be adopted by a majority of the directors present at meetings attended by a majority of the directors.

Article 21 (Resolution of Board of Directors Meeting)

Resolutions of the Board of Directors shall be adopted by a majority of the directors meetings present at meetings attended by a majority of the directors that may participate in making resolutions thereat.

This is to conform to the description in the Company Law.

Article 26 (Minutes of Meeting)

The minutes of the meetings of the Board of Directors shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting and of the directors present; and shall be kept at the head office for ten (10) years from the date of the resolution.

	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The minutes to be prepared and kept in accordance with the applicable laws and ordinances.)

Article 27 (Remuneration of Directors) Remuneration of directors shall be determined by resolution at the Compensation Committee.	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The remuneration of directors to be determined in accordance with the applicable laws and ordinances.)

[New Provisions]

Article 22 (Abbreviation of Resolutions of Board of Directors Meetings)

If a director proposes a matter for resolution by the Board of Directors meeting, and if the directors (to the extent capable of participating in the resolution of such matter) express their intensions to unanimously consent to such proposal in writing or electromagnetic record form, the Company shall deem such proposal approved by a resolution of the Board of Directors meeting.

This is to enable the Company to make timely decisions in conjunction with the Company Law Etc. providing that a company may deem that a resolution of the Board of Directors had been made without holding a meeting of the Board of Directors when all directors express their intentions to consent to a certain proposal in writing or electromagnetic record form.

[1. Reasons for Amendment (5)]

Article 28 (Release of Directors’ Liability)

The Company may release, within the limits of the applicable laws and ordinances, the liability of directors (including former directors) concerning their acts described in Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code by a resolution of the Board of Directors meeting in accordance with the provisions of Article 266, Paragraph 12 of the Commercial Code of Japan applied, mutatis mutandis, by virtue of Article 21-17, Paragraph 4 of the Law Regarding Exceptional Rules of Commercial Code.

Article 23 (Release of Directors’ and Executive Officers’ Liability)

If the directors and executive officers (including former directors and executive officers. Hereinafter collectively referred to as “Directors and Officers”) were without knowledge and were not grossly negligent in the performance of their duties, and upon determination by the Company after giving due consideration to content of the facts that caused the relevant liability, situations of the relevant Directors and Officers’ performance of their duties, and other circumstances that it is particularly necessary, the Company may by a resolution of the Board of Directors meeting release, to the extent of the maximum amount that may be released under the applicable laws and ordinances, the liability for damages of Directors and Officers arising from failure to perform their duties.

This is to conform to the expression of the Company Law and to put together and organize the provisions relating to directors and executive officers. (The provision concerning release of executive officers’ liability has been moved from Article 38 of Current Articles of Incorporation.)

ii) The Company may enter into an agreement with Outside Directors concerning their liability pursuant to the provisions of Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code, which provides that the limit of liability shall be the aggregate amounts provided for in each item of Article 266, Paragraph 19 of the Commercial Code of Japan applied, mutantis mutandis, by virtue of Article 21-17, Paragraph 5 of the Law Regarding Exceptional Rules of Commercial Code.

ii) The Company may enter into an agreement with Outside Directors that provides that if such Outside Directors were without knowledge and were not grossly negligent in the performance of their duties, their liability for damages arising from failure to perform their duties shall be limited to the extent of the minimum amount of liability provided under the applicable laws and ordinances.

CHAPTER V. BOARD COMMITTEES	Sub-Chapter 5. BOARD COMMITTEES

Article 29 (Establishment of Committees) The Company shall establish the Nominating Committee, the Audit Committee and the Compensation Committee (hereinafter referred to as “Board Committees”).	[Included in Article 10 of Proposed Amended Articles of Incorporation]

Article 30 (Number of Members, Etc.)	Article 24 (Election Etc. of Committee Members)	This is to conform to the expression of the Company Law and to organize the provisions.
Each Board Committee shall be composed of three (3) or more directors.	Each Board Committee shall be composed of three (3) or more members.

[Moved from Article 31 of Current Articles of Incorporation]	ii) The members of each Board Committee shall be elected from among the directors by a resolution of the Board of Directors meeting.

ii) The majority of members of each Board Committee shall be Outside Directors who are not executive officers of the Company.	iii) The majority of members of each Board Committee must be Outside Directors.

iii) No member of the Audit Committee shall be an executive officer, manager or other employee of the Company or any of its subsidiaries (including consolidated subsidiaries provided in Article 1-2, Paragraph 4 of the Law Regarding Exceptional Rules of Commercial Code) nor shall any member of the Audit Committee be a director involved in the business of a subsidiary.

iv) No member of the Audit Committee shall be an executive officer or an Operating Director of the Company or any of its subsidiaries or the accounting advisor (if the accounting advisor is a corporate body, the member thereof that performs such duties) manager or other employee of any of the Company’s subsidiaries.

Article 31 (Election)	[Moved to Article 24 of Proposed Amended Articles of Incorporation]
Members of Board Committees shall be elected at a Board of Directors’ meeting.

Article 32 (Minutes of Meeting)	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The minutes to be prepared and kept in accordance with the applicable laws and ordinances.)
The minutes of the meetings of Board Committees shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of the members present; and shall be kept at the head office for ten (10) years from the date of the resolution.

[New Provisions]

Article 25 (Procedure for Convocation of Meetings of Committee)

Each Board Committee shall be convened pursuant to provisions of applicable laws and ordinances and the determinations made by the Board of Directors.

This is to newly adopt provisions for procedure for convocation of meetings because the similar provisions are provided for meetings of the Board of Directors.

[New Provisions]

Article 26 (Resolution of Committee Meeting)

Each Board Committee resolution shall be made by a majority of the members at attendance at a Board Committee at which a majority of the members that can participate in making the relevant resolution attend.

ii) Notwithstanding the preceding paragraph, a resolution to remove the Company’s accounting auditor at an auditor committee meeting must be made by a unanimous consent of the members of the audit committee.

This is to newly adopt provisions for resolutions because the similar provisions are provided for meetings of the Board of Directors.

CHAPTER VI EXECUTIVE OFFICERS	Sub-Chapter 6. EXECUTIVE OFFICERS

Article 33 (Number of Executive Officers) There shall be three (3) or more executive officers of the Company.	Article 27 (Number of Executive Officers) There shall be three (3) or more executive officers of the Company.	This is to conform to the description in the Company Law.

Article 34 (Election) Executive officers shall be elected at meetings of the Board of Directors.	Article 28 (Election of Executive Officers) Executive officers shall be elected by a resolution of the Board of Directors meeting.	This is to conform to the description in the Company Law.

Article 35 (Term of Office)

An executive officer’s term of office shall expire at the conclusion of the first Board of Directors meeting to be held after the conclusion of the annual General Meeting of Shareholders relating to the last fiscal year ending within one (1) year from his or her assumption of office.

Article 29 (Term of Office of Executive Officers)

An executive officer’s term of office shall expire upon the conclusion of the first Board of Directors meeting to be convened after the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of executive officer.

This is to conform to the expression of the Company Law and to organize the provisions.

ii) The terms of office of executive officers elected as replacement executive officers or due to the increase of executive officers shall expire when the terms of the office of the other executive officers should expire.	ii) The terms of office of executive officers elected as executive officers, to replace executive officers that left the office prior to expiration of such executive officer’s term of office, or due to the increase of executive officers, shall be until the terms of office of the other executive officers expire.

Article 36 (Election of Representative Executive Officers)	Article 30 (Election of Representative Executive Officers)	This is to conform to the description in the Company Law.

The Board of Directors shall elect one (1) or more executive officers from among the executive officers, who shall represent the Company.	The Board of Directors shall elect one (1) or more representative executive officers from among the executive officers.

Article 37 (Remuneration of Executive Officers) Remuneration of executive officers shall be determined by resolution at the Compensation Committee.	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The remuneration of executive officers to be determined in accordance with the applicable laws and ordinances.)

Article 38 (Release of Executive Officers’ Liability)	[Moved to Article 23 of the Proposed Amended Articles of Incorporation]

The Company may release, within the limits of the applicable laws and ordinances, the liability of executive officers (including former executive officers) concerning their acts described in Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code by resolution of the Board of Directors meeting in accordance with the provisions of Article 266, Paragraph 12 of the Commercial Code of Japan applied, mutatis mutandis, by virtue of Article 21-17, Paragraph 6 of the Law Regarding Exceptional Rules of Commercial Code.

[New Provisions]	CHAPTER VII. Accounting Auditor

[New Provisions]	Article 31 (Election of Accounting Auditor) The accounting auditor shall be elected by a resolution of a General Meeting of Shareholder.	This is to adopt the provisions in conformity with the provisions of the Company Law.

[New Provisions]

Article 32 (Term of Office of Accounting Auditor)

Accounting auditor’s terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of accounting auditor.

ii) Unless otherwise specifically resolved at the annual General Meeting of Shareholders under the preceding paragraph, an accounting auditor shall be deemed to have been re-elected at the relevant annual General Meeting of Shareholders.

This is to adopt the provisions in conformity with the provisions of the Company Law.

CHAPTER VII. ACCOUNTS	CHAPTER IV. ACCOUNTS

Article 39 (Fiscal Year)

The fiscal year of the Company shall commence on the first day of April of each year and shall end on the last day of March of the following year, and the accounts of the Company shall be closed on the last day of March in each year.

	Article 33 (Fiscal Year) The fiscal year of the Company shall be one (1) year commencing on the first day of April of each year and ending on the last day of March of the following year.	This is to conform to the description in the Company Law.

[New Provisions]

Article 34 (The Organization to determine Distribution of Dividends Etc. from Retained Earnings)

The Company may determine matters set forth in each item of Article 459, Paragraph 1, such as the distribution of dividends from retained earnings, which shall not be determined by a resolution of a General Meeting of Shareholders.

This is to organize and adjust the provisions in conformity with those of the Company Law.

(Among each item in Article 459 Paragraph 1 of the Company Law, Item 1 is corresponding to Article 7 of the current Articles of Incorporation. Items 2 through 4 are deemed to be so provided in the articles of incorporation with regard to a Committee System Company under the old Commercial Code due to the so-called Adjustment Law.

Article 40 (Payment of Cash Dividends)

Cash dividends shall be paid to shareholders or registered pledgees last of record on the Register of Shareholders and the Register of Substantial Shareholders as of the closing of accounts for each fiscal year.

Article 35 (Record Date for Distribution of Dividends from Retained Earnings)

If the dividends from retained earnings as of the last day of the fiscal year are distributed within three (3) months therefrom, the Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of the last day of the same fiscal year as the person having rights to receive such dividends.

This is to organize the provisions in conformity with those of the Company Law.

ii) With respect to the first cash dividends on shares issued upon requests for conversion of convertible bonds, such conversions shall be deemed to have been made at the beginning of the fiscal year during which such requests for conversion have been made, and the cash dividends shall be paid accordingly.	[Deleted]	The provisions of Paragraph 2 of the current Articles of Incorporation, conforming to the 2001 Amendment to the Commercial Code, are to be deleted because the provisions in the Articles of Incorporation become unnecessary by virtue of the Company Law.

iii) Cash dividends shall not incur interest and if they have not been received within full three (3) years from the day of commencement of payments, they shall belong to the Company.

Article 36 (Term of Expiration of Dividends)

Distributable Assets or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three (3) years from the date on which the distribution of relevant distributed assets became effective, the Company shall be released from its obligation to distribute such assets.

This is to organize the provisions in conformity with those of the Company Law.

Article 41 (Accounting Auditor) The Company shall have one (1) or more accounting auditors.	[Included in Article 10 of the Proposed Amended Articles of Incorporation]

[New Provision] [Moved from Article 4 of the Current Articles of Incorporation]	CHAPTER V Public Notice Article 37 (Method of Public Notice) Public Notice by the Company shall be published in the “Nihon Keizai Shinbun”, published in Tokyo and Osaka City.	This is to conform to the description in the Company Law.

SUPPLEMENTARY PROVISIONS	SUPPLEMENTARY PROVISIONS

The provisions of Paragraph 2 of Article 40 shall become null and void, and be deemed deleted at the conclusion of March 15, 2007, and Paragraph 3 will become Paragraph 2 accordingly. At the amendment of the provisions of Article 40, this supplementary provision shall expire and be deemed deleted.	[Deleted]	The provisions of Article 40 Paragraph 2 of the current Articles of Incorporation, conforming to the 2001 Amendment to the Commercial Code, are to be deleted because the provisions in the Articles of Incorporation become unnecessary by virtue of the Company Law.

[New Provisions]

As of the effective date of the Law concerning Transfer of Bonds, Shares Etc. (Law No. 75 of 2001), the title of Article 9 shall be amended to “Share Etc. Handling Regulations”, Paragraphs 1 and 2 of the same articles shall become null and void, and be deemed deleted, and Paragraph 3 of the same article shall become Paragraph 1. At the time of the amendment of the provisions of Article 9, this supplementary provision shall expire and be deemed deleted.

This is to provide that the Articles of Incorporation be amended because the Company will no longer issue share certificates after the Law Concerning Transfer of Bonds, Shares Etc. becomes effective.

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm